Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL PROVIDES UPDATE ON OFFER FOR FIBREK INC.

NEW YORK, NY, April 12, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that the Bureau de décision et de revision (Québec) (the “Bureau”) has issued a cease trade order against the previously announced shareholder rights plan adopted by Fibrek Inc. (“Fibrek”) on April 11, 2012.

Jimmy S.H. Lee, Mercer’s Chairman and Chief Executive Officer, stated: “We are disappointed with the decision of the Bureau, which we believe inhibits Fibrek shareholders from receiving the higher consideration under our offer for all of the outstanding common shares of Fibrek (the “Offer”). Despite the decision, we are continuing with our Offer and plan to mail a notice of change, variation and extension respecting the increased Offer to Fibrek shareholders on or before April 13, 2012.”

Proceedings continue before the Bureau respecting Mercer’s application for a cease trade order and/or other relief in respect of the take-over bid made by AbitibiBowater Inc. for Fibrek. Additionally, the Supreme Court of Canada has granted Fibrek’s request to expedite its application for permission to appeal the Québec Court of Appeal’s decision to maintain the cease trade order of the proposed private placement of special warrants to purchase common shares of Fibrek to Mercer.

Any questions or requests for further information respecting the Mercer’s Offer should be directed to Laurel Hill Advisory Group Company, the information agent under Offer, at 1-877-304-0211 (toll free in North America) or 1-416-304-0211 (collect calls) or by email at assistance@laurelhill.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended and Schedule 14A Proxy Statement in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statements

The preceding includes forward looking statements, including statements regarding our ability to complete the Offer and other contemplated transactions. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, the outcome of any court appeals or related proceedings, our and Fibrek’s ability to obtain required consents and approvals in connection with the transactions, the business of Fibrek and Mercer may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the highly cyclical nature of our business, raw material costs, our level of indebtedness, competition, foreign exchange and interest rate fluctuations, our use of derivatives, expenditures for capital projects, environmental regulation and compliance, disruptions to our production, market conditions and other risk factors listed from time to time in our SEC reports.

APPROVED BY: Jimmy S.H. Lee Chairman & President (604) 684-1099	David M. Gandossi Executive Vice-President & Chief Financial Officer (604) 684-1099